EXHIBIT 99.9

April 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter & year ended March 31, 2005.

Newspapers: Economic Times and Times of India
Interviewee: Suresh Vaswani, President , Wipro Limited (Infotech Division)

Media Person: Please tell us about your performance this year?

Suresh Vaswani: Wipro Infotech recorded good performance for 04-05. For the first time, we crossed Rs.100 crore profitability mark and Rs.1000 crore net sales.

For the year ended March 31, 2005, Wipro Infotech recorded Revenues of Rs.13.96 billion representing a growth of 43% year-on-year. Profit before Interest and Tax at Rs.1042 Million grew by 32% year-on-year. Services business contributed to 35% of total Revenue during the year. Services revenues grew by 49% compared to the previous year, fuelled by growth in Software Solutions, Infrastructure Management Services and Consulting. Products revenues grew by 40% contributed by growth in manufactured PCs, platform and networking businesses. The APAC and ME revenues grew by 85% compared to previous year.

Key Wins for the quarter include first of its kind Business Strategy Consulting project for a FMCG company in consulting business, one of the first public sector bank SAP HRMS implementations for Indian Bank, implementation of an eProcurement solution in Municipal Corporation of Delhi, NTPC and BEST and a complete call centre implementation at Centurion Bank. For the year we won 30 contracts in Asia pacific, 43 contracts in Middle East and 272 contracts in India.

Wipro Infotech was awarded the “Best Gold Partner for South Asia” for the year by Cisco and “Largest Partner of Sun in South Asia” for the year by Sun and accorded “Premium System Provider” status. Our Wipro PC division bagged the global “Value Buy Award” from GE, reinforcing Wipro’s commitment to quality, design and manufacturing capabilities and its strong customer commitment.

Media Person: How has been the performance of the Services business?

Suresh Vaswani: Our Services business continues to show a healthy growth of 37% in Q4 (full year 49%). Professional services grew by 33% contributed by growth in Infrastructure Management, Availability Services & Total outsourcing. Solutions and Consulting businesses grew by 67% and 77% respectively. Revenues from both APAC and Middle East geographies grew by 36% mainly in Solutions & Consulting service lines.

For the full year 04-05 our services business grew by 49%. Our Professional services grew by 35% fuelled by growth in System Integration Services, Infrastructure Management and Availability Services. Solutions and Consulting businesses grew by 122% and 35%. Revenues from APAC and Middle East geographies have grown by 85% y-o-y.

Many new initiatives that we adopted the last couple of years have beginning to bear fruit. Our consulting business for example has been gaining greater acceptance and is able to build traction with customers. The best illustration point is the fact that we have won a business consulting project for a FMCG company to implement six sigma across the organization.

Media Person: What about products?

Suresh Vaswani: Our products business has grown well in Q4. Overall Products increased by 30% (From Rs. 2675 M to Rs. 3481 M) (Sequential growth 57%). Wipro branded Personal Computing business increased by 26% YoY Enterprise platforms/networking revenues grew by 33% YoY. The key thing about our products business is unlike market perception that our PC business is a drain on the company, we have been successfully been able to focus this business on the SMB sector and also on non-metro and out location geographies and get greater penetration into those accounts where we have not done any business. So, WPC has provided us an entry into these accounts.

Media Person: What is the progress in Asia Pacific and the Middle East markets?

Suresh Vaswani: Continued Investment in building the Software and Services business in APAC & ME has paid rich dividends this quarter. Our growth in the region is 36% YoY during the quarter and 85% for the year. During the quarter we won 23 projects (ME 10 and APAC 13) in the region.

Media Person: How do you see the market in India next year?

Suresh Vaswani: We are bullish about the domestic market. We have in the last couple of years have made the right moves and investments to capitalize on this growth phase and move towards leadership in the domestic market place. Our innovation initiatives last year has given us 15 new services that we can offer to the market apart from what we are currently offering. Some of the key ones in this are ATM Outsourcing, RFID, dealer management system, retail automation specific to petroleum companies.